

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

Ryan Melsert
Chief Executive Officer
American Battery Technology Company
100 Washington Street, Suite 100
Reno, NV 89503

> **Re: American Battery Technology Company**
> **Registration Statement on Form S-3**
> **Filed December 29, 2023**
> **File No. 333-276329**

Dear Ryan Melsert:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

Incorporation By Reference
Form 8-K Filed December 21, 2023
Item 9.01 Financial Statements and Exhibits
Exhibit 99.1, page 1

1. We note that your press release includes the economic results of a technical report summary that is based solely on inferred resources. If providing an economic analysis in an initial assessment, inferred resources may be included in the economic analysis, provided the information under Item 1302(d)(4)(ii) of Regulation S-K is also provided. This is required disclosure in the initial assessment that forms part of the economic analysis, and therefore should accompany the economic results in other disclosures, such as your press release.

The information required includes a statement that the assessment is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized; the percentage of mineral resources used in the cash flow analysis that are classified as inferred should be disclosed; and the results of the economic analysis without inferred resources should be disclosed.

The information required under Item 1302(d)(4)(ii) of Regulation S-K should be provided with equal prominence to the rest of the results, in context and format. Please revise your press release to include this information.

2. We note that your press release states that the mine life of the project is over 400 years, however the technical report summary contemplates a 50 year mine life. Please advise.

Incorporation By Reference
Form 8-K/A Filed December 22, 2023
Item 9.01 Financial Statements and Exhibits
Exhibit 99.6, page 1

3. Please obtain a revised technical report summary that includes the information required under Item 1302(d)(4)(ii) of Regulation S-K. In order to satisfy the equal prominence requirement, the cautionary language and the results of the economic analysis should be presented with and without inferred resources throughout the entirety of the technical report summary, including the introduction and conclusion, along with any other required disclosure.

4. We note that the technical report summary contemplates the production of lithium hydroxide monohydrate (LHM), including a production capacity of 33,000 tons of lithium hydroxide monohydrate in Section 14.1 and production of 1,612k tons LHM on page on page 85; however certain tables include lithium hydroxide (LiOH), such as Table 19.1. Please advise and if necessary obtain a revised technical report summary.

5. The capital and operating costs in an initial assessment must have an accuracy of at least plus or minus 50%. Please obtain a revised technical report summary that states the accuracy of the operating and capital costs as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K, or tell us where this information is located in the technical report summary.

6. We are unable to read Table 19-2 Initial Assessment Cash-Flow due to the size of the font. Please obtain a revised technical report summary that presents this table in a legible manner, for example a larger font size or multiple pages.

7.   We note that the technical report includes mineral resources on adjacent properties beginning on page 91. Resources prepared under another jurisdiction cannot be substituted for SK 1300 compliant mineral resources. If necessary obtain a technical report summary that does not include quantities of mineral resources prepared under another jurisdiction that are not SK 1300 compliant.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

For engineering related questions please contact John Coleman at 202-551-3610. Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Amy Bowler